貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

2 March 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 21 January, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle

Allen Shyu/Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on January 21, 2005

1. Annual Results For The Year Ended 31 December 2004 dated Mar 1 2005 and released on Mar 2, 2005. **[China Shipping Development Company Limited]**

2. Resolution passed at the 2005 First Extraordinary General Meeting-Appointment of New Executive Director and Supervisors dated Mar 1 2005 and released on Mar 2, 2005. **[China Shipping Development Company Limited]**



CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce the annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 (the "Reporting Period"), together with the comparative figures for the year ended 31 December 2003. The Group's annual results have been audited by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

I. PRINCIPAL FINANCIAL DATA AND STATISTICS HIGHLIGHTS

The annual results of the Group for the Reporting Period have been audited by Ernst & Young as compared with those for the year ended 31 December 2003, are as follows:

(1) Consolidated income statement *(note 1)*

	For the year ended 31 December 2004 *(RMB'000)*	2003 *(RMB'000)*
Items		
Turnover *(note 2)*	6,135,984	4,885,495
Operating costs	(3,764,391)	(3,423,495)
Gross profit	2,371,593	1,462,000
Other revenue and gains *(note 3)*	118,791	130,600
Administrative expenses	(226,830)	(231,818)
Other operating expenses	(58,885)	(107,012)
Profit from operating activities *(note 4)*	2,204,669	1,253,770
Finance costs	(100,533)	(95,689)
Share of profits of jointly-controlled entities	50,155	20,751
Profit before tax	2,154,291	1,178,832
Tax *(note 5)*	(308,674)	(154,529)
Profit before minority interests	1,845,617	1,024,303
Minority interests	(1,090)	(663)
Net profit from ordinary activities attributable to shareholders	1,844,527	1,023,640
Transfer to reserves *(note 6)*	388,826	200,236
Dividend *(note 7)*	498,900	498,900
Earnings per share *(note 8)*	RMB0.5546	RMB0.3078

Notes:

1. **Basis of presentation**

   These financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and accounting principles generally accepted in Hong Kong (collectively referred to as "HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance.

2. **Turnover**

   Turnover represents gross revenue arising from shipping operations, net of business taxes and surtaxes. Business taxes and surtaxes charged on the income statements for the year ended 31 December 2004 amounted to RMB136,719,000 (2003: RMB112,626,000).

3. **Other revenue and gains**

   Other revenue and gains mainly represent revenue of RMB66,244,000 arising from leasing of vessels, revenue of RMB13,701,000 arising from management of vessels, net loss on foreign exchange of RMB9,995,000 and net gains on disposal of vessels of RMB35,388,000 during the financial year.

4. **Profit from operating activities**

   The profit of the Group from operations has been arrived at after charging of the following depreciation and amortisation expenses:

	2004	*RMB'000* 2003
Depreciation:		
Owned fixed assets	731,819	729,140
Finance leased fixed assets	20,951	20,951
Amortisation of deferred staff expenditure	12,784	12,784

5. **Tax**

   Tax includes the tax of the Group and that of the jointly-controlled entities.

   Effective from 1 January 1998, assessable profits earned by the Company in the People's Republic of China ("PRC") are calculated in accordance with PRC tax regulations and subject to an income tax rate of 15%.

   No Hong Kong profits tax has been provided as no assessable profits were earned in or derived from Hong Kong during the Reporting Period (2003: Nil).

   Assessable profit earned by the Group in countries other than the PRC is subject to the applicable tax rate of the countries where its business is operated.

   Tax for the year included deferred taxation of RMB3,409,000 (2003: RMB17,451,000).

6. **Transfer to reserves**

   In accordance with the PRC regulations and the articles of association of the Company, its subsidiaries and its jointly-controlled entities (collectively the "Entities"), the Entities are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, RMB195,846,000 was transferred to the SSR for the year ended 31 December 2004. Subject to certain restrictions set out in the PRC Company Law and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

   In accordance with the PRC Company Law, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the year, RMB192,980,000 was transferred to the PWF. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

7. **Dividend**

   The Board recommends a dividend of RMB498,900,000 (RMB0.15 per share) in respect of the year ended 31 December 2004. This proposal is subject to the approval of the shareholders of the Company at the Company's annual general meeting for 2004.

8. **Earnings per share**

   The calculation of earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 of RMB1,844,527,000 (2003: RMB1,023,640,000) and 3,326,000,000 shares in issue during the year (2003: 3,326,000,000 shares).

(2) The differences in financial statements prepared under the PRC accounting standards ("PRC Accounting Standards") and HK GAAP

	For the year ended 31 December 2004 *RMB'000*	2003 *RMB'000*
Net profit prepared under the PRC Accounting Standards	1,892,074	982,049
Differences derived from adjustments for depreciation, gain on disposal of vessels, deferred staff expenditure and other differences	(47,547)	41,591
Net profit from ordinary activities attributable to shareholders prepared under the HK GAAP	1,844,527	1,023,640

	As at 31 December 2004 *RMB'000*	2003 *RMB'000*
Shareholders' equity prepared under the PRC Accounting Standards	8,524,297	7,131,158
Revaluation surplus, depreciation, gain on disposal of vessels, deferred staff expenditure and other differences	134,783	182,437
Shareholders' equity prepared under the HK GAAP	8,659,080	7,313,595

II. CHANGES OF SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDERS

(1) Changes in the share capital of the Company

There has been no change in the share capital of the Company during the year. The Company has issued a total amount of 3,326,000,000 shares, including 1,680,000,000 State-owned legal person shares, 1,296,000,000 H shares and 350,000,000 A shares.

(2) Information of shareholders

As at 31 December 2004, the total number of shareholders of the Company is 33,602, of which 640 were holders of H shares.

The top 10 shareholders of the Company (unit: share)

Name of shareholders	Increase/ (decrease) during 2004	Number of shares held at the end of 2004	Percentage of the total issued share capital (%)	Class	Number of Shares pledged or locked up	Type of shareholders (state or foreign shareholders)
China Shipping (Group) Company (the "Group Company")	0	1,680,000,000	50.51	unlisted	0	State-owned legal person shares
HKSCC Nominees Limited	+5,506,399	1,275,834,497	38.36	listed	unknown	H shares
China Bank-Fortis Haitong Income - Securities Investment Fund	+14,650,985	21,319,436	0.64	listed	unknown	A shares
China Everbright Bank Co., Ltd. Jinian Infrastructure Sector Securities Investment Fund	+16,915,479	16,915,479	0.51	listed	unknown	A shares
China Merchants Bank Shareholders Co., Ltd. - CITIC Classic Allocation Fund	+16,025,523	16,025,523	0.48	listed	unknown	A shares
China Industrial and Commercial Bank-Tian Yuan Securities Investment Fund	+9,073,210	9,073,210	0.27	listed	unknown	A shares
China Bank-Hua Xia Securities Investment Fund	- 4,723,615	7,979,606	0.24	listed	unknown	A shares
Xin Hua Securities Investment Fund	- 7,194,981	7,940,700	0.24	listed	unknown	A shares
The Bank of Communication - Efund 50 Index Fund	+7,937,687	7,937,687	0.24	listed	unknown	A shares
China Bank-Zhao Shang Pioneering Securities Investment Fund	+7,733,960	7,733,960	0.23	listed	unknown	A shares

Description of the relationship amongst the top ten shareholders:

There are no relationships between the first largest shareholder and the second to tenth largest shareholders. However, it cannot be confirmed as to whether there are any such relationships or whether they are acting in concert amongst the second to tenth largest shareholders.

III. INFORMATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

(1) Information of Directors, supervisors and senior management of the Company

Basic information

Name	Position	Sex	Age	Term of office
Li Shaode	Chairman	Male	54	13 April 2004 — 27 May 2006
Sun Zhitang	Director	Male	59	10 June 2004 — 27 May 2006
Wang Daxiong	Director	Male	44	28 May 2003 — 27 May 2006
Wang Kunhe	Director, Vice General manager	Male	56	17 August 2004 — 27 May 2006
Yao Zuozhi	Director	Male	58	28 May 2003 — 27 May 2006
Xie Rong	Independent non-executive Director	Male	52	28 May 2003 — 27 May 2006
Hu Honggao	Independent non-executive Director	Male	50	28 May 2003 — 27 May 2006
Zhou Zhanqun	Independent non-executive Director	Male	62	28 May 2003 — 27 May 2006
Kou Laiqi	Chairman of the Supervisory Committee	Male	54	28 May 2003 — 27 May 2006
Zhang Rongbiao	Supervisor	Male	43	28 May 2003 — 27 May 2006
Mao Shijia	General Manager	Male	54	25 November 2004 — 31 December 2006
Wang Kangtian	Chief Financial Officer	Male	39	22 January 2001 — 31 December 2006
Yao Qiaohong	Company Secretary	Female	35	25 March 2003 — 31 December 2006

None of the above Directors, supervisors and senior management personnel of the Company held any shares in the Company as at 1 January 2004 and 31 December 2004, respectively.

(2) Positions held by the Directors and supervisors in the Company's shareholders

Name	Name of the Company's shareholders	Position	Term of office	Any remuneration or allowance (Yes or No)
Li Shaode	Group Company	Party secretary Vice president	February 2003-present June 1997-present	No
Sun Zhitang	Group Company	Vice president	June 1997-present	No
Wang Daxiong	Group Company	Vice president	February 2001-present	No
Kou Laiqi	Group Company	Committee secretary	December 1997-present	No
Zhang Rongbiao	Group Company	General manager of supervision & audit department	August 1998-present	No

(3) Positions held by the Directors and supervisors in other offices

Name	Name of the Company's shareholders	Position	Any remuneration or allowance (Yes or No)
Yao Zuozhi	Guangzhou Maritime (Group) Company Limited	General Manager	No
Xie Rong	Shanghai State Accounting College	Assistant Dean	Yes
Hu Honggao	Fudan University, Faculty of Law	Assistant Dean	Yes
Zhou Zhanqun	Shanghai Shipping Transport Science Research Institute	Research Analyst	Yes

(4) Remuneration of Directors, supervisors and senior management

Unit:RMB'000

Total remuneration for the year	4,649
Remuneration paid to the 3 highest paid Directors	2,037
Remuneration paid to the 3 highest paid senior management personnel	1,720
Allowance paid to independent Directors	150
Other benefits provided to independent Directors	—

Remuneration in the following bands	Number of persons
RMB500,000-700,000	4
RMB300,000-500,000	4
Below RMB300,000	5

IV. REPORT OF BOARD

(I) Management discussion and analysis on principal operating results of the Company during the Reporting Period

1. Scope of the principal businesses of the Group and its operating conditions

The principal activities of the Group include cargo shipping. Cargo shipping mainly consists of the shipment of oil and dry bulk cargoes (primarily coal) along the coast of the PRC.

In 2004, the growth rate of the global economy was 5 per cent due to the further economic recovery, which has correspondingly led to the increase in demand for energy and shipping capacity. The international shipping market remained robust and the freight rate index kept increasing. On the other hand, the PRC domestic economy sustained a steady improvement in 2004. The GDP growth rate for 2004 was 9.5 per cent as compared with 2003. The demand for oil and coal shipping in the domestic shipping market was strong, and the shipping capacity was short in supply. The Group took advantage of the favourable opportunity of the steady improvement in both international and domestic shipping market. By making readjustment to its operation strategies and shipping capacity, and by spending substantial efforts in controlling its operating costs, the Group made further improvement in its operating profit. The *growth of the operating results of the Group continued to be strong.* During the Reporting Period, the volume of cargo undertaken by the Group was 113,340,000 tons, and the shipping volume was 115.9 billion tonne-nautical miles, increasing by 7% and 13% respectively as compared with the same period of last year. The total revenue derived from shipment was RMB6.14 billion (after operation tax and supplementary duty, the same in the following), and the net profit was RMB1.84 billion, increasing by 26% and 80% respectively as compared with the same period of last year.

2. Analysis of the principal operations

An analysis of the principal operations in terms of products transported (Unit: RMB'000):

Description	Turnover	Operating costs	Gross profit margin (%)	Increase/ (decrease) in turnover as compared with the same period of last year (%)	Increase/ (decrease) in operating costs as compared with the same period of last year (%)	Increase/ (decrease) in gross profit margin as compared with the same period of last year (%)
Oil transportation	3,673,786	2,323,839	37%	19%	7%	13%
Coal transportation	1,720,253	1,107,664	36%	61%	34%	59%
Others	741,945	333,688	55%	28%	(21%)	100%
Total	6,135,984	3,764,391	39%	26%	10%	30%

An analysis of the principal operations in terms of geographical regions (Unit: RMB'000):

Regions	Turnover (%)	Proportion of turnover from principal operations (%)	Profit	Proportion of profit from principal operation
Domestic transportation	3,733,349	61%	1,389,895	59%
International transportation	2,402,635	39%	981,698	41%

(1) Oil Transportation

Oil transportation has been one of the Group's core businesses and will *be the focus for further development.* In 2004, the global demand for oil kept on increasing significantly, and the overall oil shipping market was favorable to the operation of the Group. During the Reporting Period, the volume of oil shipped by the Group was 53.01 billion tonne-nautical miles, and the revenue derived from oil shipment was RMB 3.67 billion, increased by 6.4 per cent and 13.4 per cent respectively as compared with 2003.

In 2004, the volume of crude oil imported by China increased significantly due to the fast growth in the economy of China. For shipping oil products in the PRC, the significant increase in the imported crude oil drove upward the transshipment of imported crude oil along the domestic coast in the PRC. The Group made use of increasing opportunities arising from transshipment of imported oil. By fully leveraging on the advantages of cross-shipment within and outside the PRC, the Group improved the shipping efficiency, and minimised the adverse impact led by the commencement of Ningbo-Shanghai-Nanjing oil pipeline. In 2004, the shipping volume of transshipped crude oil carried by the Group was 4.37 billion tonne-nautical miles, and the revenue arising from transshipment business of imported crude oil was RMB 770 million, increasing by 4.7 per cent and 4.4 per cent respectively as compared with 2003. The shipping volume of offshore crude oil in the PRC kept on increasing due to the opening of the new oil fields in Bo Hai Bay. The Group enhanced communication with China National Offshore Oil Corp ("CNOOC") and made full use of its superiority on shipping

capacity, so as to stabilize its share in the offshore crude oil shipping market. In 2004, the Group achieved a shipping volume of 9.67 billion tonne nautical miles of offshore oil, and also achieved a revenue of RMB910 million derived from such shipping business, increasing by 19.2 per cent and 27.9 per cent, respectively, as compared with 2003.

The Group's revenue from the shipment of foreign trade oil increased due to improved market analysis and corresponding measures taken by the Group. In 2004, the oil supply was sufficient and the freight rates remained at high level. The Group took advantage of such favourable opportunity, and actively explored the foreign trade oil shipping market. In 2004, with several new oil tankers coming into operation, the Group focused on preparation of the shipping routes for the new oil tankers. By making active exploration of the market of import and export oil shipment and third country shipment, the Group improved its operating efficiency. In 2004, the Group achieved a shipping volume of 35.67 billion tonne-nautical miles, and also achieved a revenue of RMB1.72 billion increasing by 9.8 per cent and 25.6 per cent respectively as compared with 2003.

(2) **Dry Bulk Cargo Transportation**

The dry bulk cargoes shipped by the Group mainly consist of coal, as well as ores, fertilisers, grain and other large volume bulk cargoes. In 2004, due to the short supply of electricity in the PRC, the demand for both thermal coal and shipping capacity kept on increasing significantly, which in turn drove upward the increasing of freight rate. The Group made active adjustment on the allocation of its shipping capacity according to the cargoes supply, and raised the freight rate of coal along the domestic coast. In addition, the Group enhanced the communication with the cargo owners and port authorities, so as to improve its shipping efficiency. In 2004, the Group achieved a total shipping volume of coal of 43.25 billion tonne-nautical miles, and achieved a revenue of RMB1.72 billion derived from such shipment business, increasing by 34.9 per cent and 61.2 per cent respectively as compared with 2003.

During the Reporting Period, both domestic and international bulk shipping market kept on improving. Both the Baltic Dry Bulk Freight Index (the "BDI") and the PRC coastal bulk freight index remained at high level. By fully leveraging on the advantages of cross-shipment within and outside the PRC, the Company arranged various domestic bulk carriers to undertake the international shipping business for the higher freight rate. As a result, the Group achieved satisfactory operating results in dry bulk shipment. In 2004, the Group achieved a total shipping volume of dry bulk cargo of 19.68 billion tonne nautical miles, representing a decrease of 5.1 per cent as compared with 2003 and achieved a total revenue of RMB0.74 billion from such dry bulk shipment, representing an increase of 28.2 per cent as compared with 2003.

(II) **Financial analysis**

In 2004, the Group made some effective measures to increase its major operating revenue; on the other hand, the Group continued to implement its overall control on the operating costs. In 2004, the total operating costs of the Group was RMB3.76 billion, representing an increase of 10 per cent as compared with 2003, far lower than the growth rate of operating revenue of 26 per cent.

Since the beginning of 2004, with the recovery of the world economy, the demand for oil further increased. Meanwhile, the unstable situation in the Middle East, and the decision made by Organization of the Petroleum Exporting Countries for decreasing oil output, led to the high level in international crude oil price.

As part of the countermeasures against the significant increase in fuel prices, the Group strengthened its evaluation of the vessels in respect of their full-saving performance. On the other hand, more efforts were put into the renovation and application of energy-saving technologies to its vessels. The Group also carefully increased the proportion of fuel oil used, and would choose ports with lower fuel prices for filling (as appropriate) based on the routes of the vessels. In 2004, the fuel cost of the Group was RMB 1.26 billion, representing an increase of 17.5 per cent as compared with 2003, and accounting for 33.4 per cent of the total operating costs of the Group. In addition, the Group also made effective measures to successfully control the increased rate of port charges, maintenance costs and other major operating costs.

a. *Net cash inflow*

During the Reporting Period, the net cash inflow from operating activities of the Group increased from RMB1,880,940,000 for the corresponding period in 2003 year to RMB2,792,883,000, representing an increase of 48.5%. The increase of net cash inflows was mainly due to the increase in principal operations and favourable condition in respect of recovery of funds.

b. *Commitments on capital expenditures*

As at 31 December 2004, the commitments on capital expenditures for the Group amounted to RMB4,381,222,000 (31 December 2003: RMB4,006,262,000). The source of funding was mainly financed by the Company's working capital and bank loans.

c. *Capital structure*

As at 31 December 2004, the shareholders' equity, bank loans, other interest-bearing borrowings and finance leases payable amounted to RMB8,659,080,000, RMB2,122,322,000 and RMB120,049,000 respectively. As at 31 December 2004, the debt-to-equity ratio was 34% (31 December 2003: 33%).

The Board considers that the Group's debt-to-equity ratio is maintained at a reasonable level. There is still room for debt financing with regard to the Group's further development in the future.

d. *Borrowings*

As at 31 December 2004, the Group's total borrowing (excluding finance leases payable) was RMB2,122,322,000, all of which was bank loans. Borrowings repayable within one year amounted to RMB294,455,000. Among the bank loans, RMB627,495,000 were guaranteed by the Group Company, the controlling shareholder of the Company. Other bank loans amounting to RMB1,080,927,300 were pledged by 36 vessels owned by the Company. As at 31 December 2004, the total net book value of such vessels were RMB2,692,262,000. Interests of the above loans were calculated at the annual rate of 6.12%, 5.76%, 5.508% or 5.184%. The Group's gearing ratio was 25.4%, calculated by dividing total liabilities over total assets of the Group.

e. *Risk on foreign currency*

As at 31 December 2004, the Group's foreign exchange liabilities mainly comprised of finance lease rental payable in EURO dollars equivalent to approximately RMB120,049,000. In addition, the Company would pay dividend of H shares in Hong Kong dollars.

The Group's revenue from foreign shipment is denominated and translated into US dollars. Currently, the currency level of RMB remains stable. The Group expected that there is no significant exposure on foreign currency, but it cannot be assured operating results in future will not be affected.

(3) **Major suppliers and customers of the Group**

Unit: RMB'000

Purchase from the top five suppliers	1,533,616	Percentage to total purchases	51%
Sales to the top five customers	1,104,843	Percentage to total sales	18%

The largest supplier is a jointly-controlled entity of the Group Company, and accounted for 31% (2003: 30%) of the Group's total purchases in that year. Another four subsidiaries of the Group Company constituted the remaining four largest suppliers.

Except as mentioned above, as at 31 December 2004, none of the Directors, supervisors, their associates or any shareholder, which to the best knowledge of the Directors and supervisors owned 5% or more of the Company's shares, had any beneficial interests in any of the major suppliers or customers noted above.

(4) **Prospects**

In 2005, it was expected that the world economy would keep on growing, and the international shipping market would remain at high level. The Directors expect that China's domestic economy will continue to grow at a high speed, and the demand for oil, coal, ore, other energy goods and dry bulk cargoes will be strong. Thus, the domestic and foreign trade shipping volume will be increasing steadily. Especially, the coastal market demand for coal will exceed supply, with the shipping capacity falling short. This in turn will create favourable conditions for the Company in maintaining its advantages in terms of coastal transportation and a healthy development of the Company. However, following the increasing market competition of domestic coastal shipping, the Company will have to monitor closely the impact of uncertain factors such as the changes in the shipping market, the macro policies, the relevant PRC laws and regulations and the fluctuation of oil price.

The domestic demand for oil has increased significantly due to the continuous improvement in the PRC economy. It is estimated that the annual volume of imported crude oil will keep on growing and the transshipment oil supply will be further increased. The ocean oil output will be stable with room for further improvement, thereby creating conditions for the Company to further expand its ocean oil market. The six new oil tankers which the Company contracted for the construction in 2003, will be delivered into operation in 2005. It is estimated that the Company will increase its tanker shipping capacity by 644,000 dead weight tons. In 2005, the Company will continue to take advantage of its economy of scale, further enhance its cooperation with major goods ship-owners, stabilize domestic trade supply and freight rate, explore foreign trade shipping, make use of the favorable conditions brought about by the commencement of operations of six new tankers during the year, and further stabilize and expand its market share in terms of Far-east imported crude oil, product oil, and third country shipping market.

The rapid growth of the PRC economy has driven up the market demand for dry bulk shipping. The international dry bulk market has been growing strongly since 2003. Currently, the BDI reaches approximately 4,500 point. In 2005, with the further growth in Chinese economy, the demand for thermal coal shipment is expected to remain strong, and the freight rate of thermal coal shipment along domestic coast of the PRC will increase steadily. The current market situation provides a favorable foundation for the Group to achieve better operating results in 2005. In the coal and other dry bulk shipping market, the Group will continue to focus on the shipping of domestically coastal coal, fully utilize the regulating effect of domestic and foreign trade shipping capacity, make scientific review of shipping lines, accelerate the circulation of ships, actively explore different forms of cooperation, and make much efforts to further stabilise and enhance its market share. The six new bulk carriers which the Company contracted for the construction in 2002 and 2003, will be delivered into operation in 2005. It is expected that the bulk shipping capacity will increase by 342,000 tons for 2005. As a result, the Group will further increase its operating revenue and its market share in the domestic coal and dry bulk cargo shipping market.

In 2005, the Group will insist on the operating strategy of "focusing on coastal shipment and expanding ocean transportation". The Group will, through the execution of contracts of affreightment with its major customers, make best efforts to further stabilize and enhance its market share. It will keep close attention to the variation of fuel price, and adopt various measures such as control over fuel prices and energy saving of vessels in order to control cost. In addition, the Group will take various active measures to decrease its operating costs, such as maintenance costs, management expenses and port charges, so as to fulfil the target for 2005 as set by the Board.

(5) **The Board's proposal of the profit appropriation or transfer of capital reserve fund**

The Company achieved a net profit of RMB1,896,378,000 for 2004 calculated under the PRC Accounting Standards, of which 10% will be transferred to the statutory surplus reserve and 10% to the statutory public welfare fund. According to the relevant regulations, reserve available for distribution to the shareholders of the Company is the lower amount determined under the PRC Accounting Standards and HKGAAP.

The Board recommends that a dividend of RMB0.15 per share for 2004 shall be distributed to all the shareholders on the basis of the share capital of 3.326 billion shares. The aggregate amount of dividend to be distributed is RMB498,900,000.

The Board does not recommend to transfer any reserves to increase the share capital of the Company.

(6) **Analysis of effect for material changes in operating conditions, strategic policies, laws and relevant regulations incurred in the Group's financial situations and operating results**

The changes in the global economic conditions greatly affect the demand for and supply of oil. Since the beginning of 2003, the price of fuel oil has kept on increasing. The Group is fully aware of the price movement of fuel oil and will take the necessary measures to control the cost of fuel oil.

V. SIGNIFICANT EVENTS

(1) Purchase, sale or redemption of the Company's listed securities

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during Reporting Period.

(2) Compliance with the code of best practice

The directors have established an audit committee (the "**Audit Committee**") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the code of best practice (the "**Code of Best Practice**") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"). The Directors confirmed that the Company has complied with the Code of Best Practice during the Reporting Period.

(3) Audit Committee

In compliance with Rule 3.21 of the Listing Rules, the Company has established an audit committee to review the financial reporting procedures and internal control and provides guidance thereto. The audit committee of the Company comprises 3 independent non-executive directors of the Company. The Audit Committee has reviewed the annual results of the Company for the Relevant Period.

(4) Shareholdings of Substantial Shareholders

As at 31 December 2004, the following persons held 5 per cent or more interests in the relevant class of shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance ("SFO"):

Name of shareholders	Class of shares	Number of shares	Percentage of total Number of the relevant class shares	Percentage of total number of issued shares
China Shipping (Group) Company	domestic shares	1,680,000,000	82.76%	50.51%
HSBC Asset Management (Hong Kong) Limited	H shares	122,496,000 (long position)	9.45%	3.68%

Save as disclosed above, the register required to be kept under Section 336 of the SFO showed that the Company had not been notified of any interests or short positions in the shares or underlying shares of the Company as at 31 December 2004.

(5) Interests of directors and supervisors in the share capital of the Company

During the Reporting Period, none of the directors, supervisors, chief executives of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Section XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. None of directors, supervisors, chief executives of the Company or their associates had been granted or had exercised any such rights during the Reporting Period.

(6) Designated Deposit and Due Fixed Deposit

As at 31 December 2004, the Group had no designated deposits that are placed with financial institutions in the PRC. All of the Group's cash deposits are placed with commercial banks in the PRC and are in compliance with relevant laws and regulations. The Group had not experienced any incidents of not being able to withdraw bank deposits when due.

(7) Employees

As at 31 December 2004, the Company had 5,572 employees. Adjustment of employee remuneration are calculated in accordance with the Company's turnover and profitability and is determined by assessing the correlation between the total salary paid and the economic efficiency of the enterprise. Under this mechanism, management of employees remuneration will be more efficient while employees will be motivated to work hard to bring encouraging results of the Company. Save from the remuneration disclosed above, the Company does not maintain any share option scheme for its employees and the employees do not enjoy any bonus. The Company regularly provides for its administrative personnel training on various subjects, including operation management, foreign languages, computer skills, industry know-how and policies and laws, in different forms, such as seminars, site visits and study tours.

(8) Employee housing

According to the relevant local laws and regulations, the Group and its employees are required to contribute their respective contributions to an accommodation fund according to a certain percentage of the salaries and wages of the employees. There are no other significant obligations beyond the contributions to the said fund. The Company provided staff quarters to selective employees and according to a housing reform scheme in Shanghai, arrangements were made to transfer the staff quarters to employees who agreed to remain in service for a period of 10 years. For 2002, nearly all of the staff quarters have been transferred to employees on the above basis. The net book value of staff quarters has been reclassified as deferred staff expenditure and is amortised on a straight-line basis over 10 years, which approximates the expected service period of the relevant employees.

(9) Publication on the website of the Stock Exchange

This results announcement is published on the website of the Stock Exchange (www.hkex.com.hk) in due course.

By order of the Board
Li Shaode
Chairman

1 March 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Mao Shijia, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

Resolutions Passed at the Second Meeting of the 2005 Board of Directors

The Board is pleased to announce that the second meeting of the 2005 Board was duly convened on 1 March 2005, during which the resolutions set out below were duly passed.

The board (the "Board") of directors of China Shipping Development Company Limited (the "Company") is pleased to announce that the second meeting (the "Meeting") of the 2005 Board was held on 1 March 2005 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2004 audited financial report of the Company;
2. the proposed 2004 profit distribution plan of the Company;
3. the 2004 working report of the Board;
4. the remuneration of the directors and supervisors of the Company for 2005;
5. the reappointment of Shanghai Zhonghua Huying C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2005 respectively, and the authorisation of the Board to determine their remuneration;
6. the motion regarding the establishment of the remuneration committee of the Company comprising Mr. Wang Daxiong, Mr. Xie Rong and Mr. Hu Honggao and the adoption to the implementation rules for the remuneration committee of the Company; and
7. the motion regarding the amendments to the implementation rules for the audit committee of the Company.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

1 March 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Mao Shijia, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

Resolutions Passed at the First Meeting of the 2005 Supervisory Committee

The Supervisory Committee is pleased to announce that the first meeting of the 2005 Supervisory Committee was duly convened on 1 March 2005, during which the resolutions set out below were duly passed.

The supervisory committee (the "Supervisory Committee") of China Shipping Development Company Limited (the "Company") is pleased to announce that the first meeting (the "Meeting") of the 2005 Supervisory Committee was held on 1 March 2005, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of supervisors was present at the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2004 working report of the Supervisory Committee;
2. the 2004 audited financial report of the Company; and
3. the proposed 2004 profit distribution plan of the Company.

The Supervisory Committee is of view that:

1. for the year ended 31 December 2004, the operation of the Company was in strict compliance with the PRC Company Law, the Company's articles of association and other applicable laws and regulations; the directors and the senior management of the Company have not contravened any PRC laws and regulations, and the Company's articles of associations for discharging their respective duties; and
2. the connected transactions entered into by the Company or its subsidiaries were fair and reasonable, and under no circumstances, such transactions were detrimental to the interests of the Company and its shareholders.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Koo Laiqi
Chair of the Supervisory Committee

1 March 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Mao Shijia, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

RESOLUTIONS PASSED AT THE 2005 FIRST EXTRAORDINARY GENERAL MEETING APPOINTMENT OF NEW EXECUTIVE DIRECTOR AND SUPERVISORS

The Board is pleased to announce that the 2005 First Extraordinary General Meeting was duly held on 1 March 2005 during which the resolutions as set out below were duly passed, Mr. Mao Shijia has been appointed as an executive director of the Company and Mr. Yan Mingyi has been appointed as a supervisor of the Company, both with effect from 1 March 2005.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that at the 2005 First Extraordinary General Meeting ("EGM") of the Company was duly held on 1 March 2005. Unless otherwise stated, capitalized terms used herein shall have the same meanings as defined in the circular (the "**Circular**") to shareholders of the Company dated 14 January 2005.

Results of the EGM

The EGM was held at 10:00 a.m. on Tuesday, 1 March 2005 at Room 319, 700 Dong Da Ming Road, Shanghai, the People's Republic of China. A poll was demanded by the Chairman of the EGM for voting on the following resolutions and the poll results in respect of such resolutions are as follows:

Ordinary Resolutions	No. of votes		Total no. of shares held by the shareholders who attended the EGM and had the right to vote
	For	Against	
(i) regarding the First Bareboat Chaterparties	264,956,011 (99.5117%)	1,300,000 (0.4883%)	266,256,011
(ii) regarding the Second Bareboat Chaterparty	259,000,011 (99.5006%)	1,300,000 (0.4994%)	260,300,011
(iii) regarding the Third Bareboat Chaterparties	259,000,011 (99.5006%)	1,300,000 (0.4994%)	260,300,011
(iv) regarding the Fourth Bareboat Charterparty	252,123,881 (96.859%)	8,176,130 (3.141%)	260,300,011
(v) regarding the Fifth Bareboat Chaterparty	259,000,011 (99.5006%)	1,300,000 (0.4994%)	260,300,011
(vi) regarding the First Sale and Purchase Agreement	259,000,011 (99.5006%)	1,300,000 (0.4994%)	260,300,011
(vii) regarding the Second Sale and Purchase Agreement	252,123,881 (99.487%)	1,300,000 (0.513%)	253,423,881
(viii) regarding the appointment of Mr. Mao Shijia as an executive director of the Company	1,931,511,411 (99.9327%)	1,300,000 (0.0673%)	1,932,811,411
(ix) regarding the appointment of Mr. Yan Mingyi as a supervisor of the Company	1,931,511,411 (99.9327%)	1,300,000 (0.0673%)	1,932,811,411

(i) In respect of the above ordinary resolutions (i) to (vii), there were 1,646,000,000 shares (i.e. being the total issued share capital of the Company deducting the shares owned by China Shipping (Group) Company ("**Group Company**") and its associates (as defined under the Listing Rules)). In respect of the above ordinary resolutions (viii) and (ix), there were 3,326,000,000 shares entitling the holder to attend and vote, or abstain from voting, for or against the resolutions proposed at the EGM; and

(ii) there were no shares entitling the holder to attend and vote only against the resolutions proposed at the EGM.

As disclosed in the Circular, pursuant to the Listing Rules, the resolutions regarding the First Bareboat Chaterparties, Second Bareboat Chatparty, Third Bareboat Chaterparties, Fourth Bareboat Chaterparty, Fifth Bareboat Chaterparty, First Sale and Purchase Agreement and Second Sale and Purchase Agreement require the approval of the Independent Shareholders. Group Company or its associates (as defined under the Listing Rules), which held 1,680,000,000 Domestic Shares of the Company or about 50.51% of the registered capital of the Company, were required to abstain and have abstained from voting for approving the the First Bareboat Chaterparties, Second Bareboat Chatparty, Third Bareboat Chaterparties, Fourth Bareboat Chaterparty, Fifth Bareboat Chaterparty, First Sale and Purchase Agreement and Second Sale and Purchase Agreement at the EGM.

All the above ordinary resolutions were duly passed.

Ernst & Young, the auditors of the Company, was appointed by the Company as the scrutineer for the vote-taking at the EGM.

Biographies of Mr. Mao Shijia and Mr. Yan Mingyi

Mr. Mao Shijia, aged 54, is the general manager of the Company. Mr. Mao graduated from Shanghai Maritime University in 1974, having majored in maritime piloting. Mr. Mao joined Shanghai Cosco in 1974, and was formerly a captain and manager of Shanghai Cosco International Cargo Transportation Company and Beijing COSCO International Cargo Transportation Company, the Deputy General Manager of Shanghai COSCO, the General Manager of China Merchants Group Ming Hua Shipping Company and China Merchant Transportation Group. Mr. Mao joined the Group Company in January 2001, and was General Manager of China Shipping Terminal Development Co., Ltd (a subsidiary of Group Company) and China Shipping Logistics Co., Ltd. (a subsidiary of Group Company). Since November 2002, Mr. Mao has served as an assistant president of Group Company. In addition, Mr. Mao has been engaged in shipping enterprise management and operation for a considerable period. He is well experienced in navigation and enterprise operation and management. Except for the Group, Group Company, China Shipping Terminal Development Co., Ltd. and China Shipping Logistics Co., Ltd., the companies mentioned in this paragraph are Independent Third Parties. Mr. Mao did not hold any directorship in any listed public companies in the last three years.

Save and except for his relationship with the Group and Group Company, Mr. Mao does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Mao has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Mao will enter into a service contract with the Company which will take effect from his appointment. The term of his service will be effective from the conclusion of EGM to the conclusion of the annual general meeting of the Company for the year 2005 (to be held on or around 27 May 2006). The total remuneration of Mr. Mao, based on the experience and expertise of Mr. Mao, as an executive director of the Company for the year ended 31 December 2005 is expected to be approximately RMB450,000. Mr. Mao is not entitled to any other emoluments as a general manager of the Company.

Mr. Yan, aged 59, was an executive director of the Company until 29 November 2004. Mr. Yan joined Shanghai Bureau of Maritime Transportation Association in 1970 and was formerly a deputy manager, then general manager of Oil Tankers Branch of the Company. Since 1995, he has been a deputy general manager and general manager of Shanghai Shipping (Group) Company (a wholly-owned subsidiary of Group Company), a deputy general manager and managing director of the Company, as well as a director of China Ship Building Association and a member of BV Shipping Association (Asia Pacific). Mr. Yan graduated from Dalian Maritime University with a professional qualification in marine piloting in 1968. He has engaged in navigation and shipping management and has extensive experience in enterprise management. Except for Group Company and Shanghai Shipping (Group) Company, the companies mentioned in this paragraph are the Independent Third Parties. Mr. Yan did not hold any directorship in any listed companies in the last three years, save as an executive director of the Company until 29 November 2004.

Save and except for his relationship with the Group and Group Company as stated above, Mr. Yan does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Yan has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Yan will enter into a service contract with the Company which will take effect from his appointment. The term of his service is effective from the conclusion of the EGM until the conclusion of the annual general meeting of the Company for the year 2005 (to be held on or around 27 May 2006). His total remuneration as a supervisor for the year ended 31 December 2004 is expected to be approximately RMB450,000 based on the qualification and experience of Mr. Yan.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

1 March 2005
Shanghai
The People's Republic of China

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2005 MAR -7 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4 March 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Susan Min (202)-9421951

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 2 March, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 2, 2005

1. **News released on 3 March 2005: China Shipping doubles expenditure for expansion.**

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B3

SOUTH CHINA MORNING POST - 3 MAR 2005

China Shipping doubles expenditure for expansion

SHIPPING
Toh Han Shih

China Shipping Development (CSD) will more than double its capital expenditure – to as much as five billion yuan – to acquire more ships this year, even though concerns have been voiced that the firm may be buying at the peak.

The mainland firm would buy at least 12 ships weighing a total of 980,000 deadweight tonnes (dwt), including a 300,000 dwt very large crude carrier and a 300,000 dwt bulk carrier, said chief financial officer Wang Kangtian.

Capital expenditure amounted to 1.8 billion yuan last year.

In addition to the 12, CSD might buy, build or lease extra ships this year, depending on market conditions, Mr Wang said. At the end of last year, CSD owned 73 bulk carriers, offering 2.38 million dwt, 80 oil tankers, with 2.69 million dwt, and 13 container ships, totalling 165,894 dwt.

"The global shipping industry will have good growth this year. I can tell you with confidence 2005 will be a bullish year," chairman Li Shaode said.

FLEET FOOTED

- China Shipping will purchase at least 12 new ships this year
- It may buy, build or lease more depending on market conditions
- Analysts say the firm could buy the ships at peak prices

Credit Suisse First Boston analyst Karen Chan agreed: "This will be a good year for the company because international freight rates will hold up well."

However, she added: "There is concern the company will buy ships at peak prices this year, which may be earnings disruptive. In 2006, there may be a downturn in the international shipping cycle because tanker supply may exceed demand. A lot of new ships are being built right now and this may affect freight rates in 2006."

But Mr Li said: "The road ahead is not smooth, but not bad either."

CSD, listed in Hong Kong and Shanghai, is mainly engaged in shipping coal and oil along China's coast.

To finance its plans, CSD had applied to the Shanghai Stock Exchange to issue two billion yuan worth of convertible bonds by the third quarter, Mr Li said, although he added that the issue could be delayed until next year.

Mr Wang said that if that happened, CSD would resort to bank loans to finance its expansion. CSD's gearing ratio was 25.4 per cent at the end of last year.

Provision for capital expenditure was responsible for the firm's reduced dividend payout ratio, which fell to 27 per cent for last year from 48 per cent in 2003. For last year, CSD declared a final dividend of 15 fen, the same as in 2003, but the firm's net profit had soared 80 per cent to 1.84 billion yuan, according to Hong Kong accounting standards, beating a market consensus of 1.75 billion yuan.

Turnover rose 25.5 per cent to 6.13 billion yuan.

"The cut in the dividend payout ratio was disappointing to shareholders. For the previous four years, CSD's dividend payout ratio had been nearly 50 per cent," said Lilian Leung, a senior analyst at Macquarie Securities.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

China Shipping to double capex

Gladys Tang

China Shipping Development, the mainland's largest oil and coal carrier, said it plans to more than double capital expenditure (capex) this year to boost capacity by 24 percent to meet the nation's growing energy demand.

"We expect China to increase oil imports by 10 percent to 120-130 million tonnes this year, of which 90 percent will be transported via ships," said the carrier's managing director Mao Shijia.

Coal demand will also surge, he said, as the mainland adds electric generating capacity in the wake of last year's widespread power shortages. "Annual consumption for thermal coal along the coast will be more than 90 million tonnes by the end of 2008," he said.

Other big mainland shipping lines are also adding capacity at a rapid clip. China Ocean Shipping (Group), China National Foreign Transportation Group and Hebei Ocean Shipping plan to create an 18-strong fleet of 2-million-barrel capacity tankers, the largest being built, by 2008, Bloomberg reported.

China Shipping Development will add six new oil tankers and six new bulk carriers to its fleet of 80 tankers and 73 bulk carriers with capacity of 2.69 million deadweight tons (dwt) and 2.38 million dwt respectively.

The expansion won't come cheap. The company plans to boost capital spending to 4 to 5 billion yuan this year, up from 1.8 billion yuan (HK$1.69 billion) a year ago. To help cover the cost, it is slashing its dividend payout to shareholders. Despite an 80 percent rise in net profit in 2004, the carrier cut its dividend payout ratio to 27 percent from 40 percent, or 0.15 yuan a share.

The move surprised investors, sending the shares down 6.5 percent and making it the biggest daily loser among the Hang Seng China Enterprise Index, or H shares.

China Shipping's stock closed at HK$7.20 on Wednesday.

China Shipping Development originally hoped to raise 2 billion yuan through the sale of convertible bonds, and applied for permission from government regulators last year. However, it has yet to receive the go-ahead.

"Should the plan be unsuccessful, we will adjust the dividend payout and have our capital needs fulfilled by bank borrowings, which may [cause] our gearing ratio to increase from 11.2 percent to 25 percent," said chief executive officer Wang Kangtian.

He added the company may also face higher container handling charges, which accounted for 12.7 percent of its total costs in 2004.

"Higher oil prices may also exert pressure on us but we will continue to choose ports with lower fuel prices for filling," said Li.

Fuel oil made up 33 percent of its total operating costs.

Last year operating costs climbed 10 percent while operating revenues jumped 26 percent.

gladys.tang@singtaonewscorp.com